

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 11, 2018

Robert A. Lloyd
Chief Financial Officer
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

> **Re: GameStop Corp.**
> **Form 10-K for Fiscal Year Ended February 3, 2018**
> **Filed April 2, 2018**
> **File No. 001-32637**

Dear Mr. Lloyd:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed March 28, 2018

Exhibit 99.1

Non-GAAP Measures

1. We note you have presented the non-GAAP measure digital receipts and define this measure as the full amount paid by the customer for digital content at the time of sale and/or the value attributed to digital content when physical and digital products are sold combined. Please tell us in more detail what this measure represents, as this is unclear to us from the definition included in your earnings release, and revise future presentations of this measure to clarify this to your investors. Your response should clarify how this measure differs from your GAAP digital revenue and related GAAP deferred revenue. We may have further comments after reviewing your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products